CAPSOVISION, INC.

18805 Cox Avenue, Suite 250

Saratoga, CA 95070

June 30, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Robert Augustin, Ms. Jane Park, Ms. Kristin Lochhead, Mr. Michael Fay

Re:	CapsoVision, Inc. Registration Statement on Form S-1 (Registration No. 333-287148)

Dear Mr. Augustin, Ms. Park, Ms. Lochhead and Mr. Fay:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective on July 1, 2025, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as CapsoVision, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Ms. Portia Ku of O’Melveny & Myers LLP, counsel to the Company, at 702-964-0094, or in her absence, Mr. Kurt Berney at 415-984-8989, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

CapsoVision, Inc.

By:	/s/ Kang-Huai (Johnny) Wang
Kang-Huai (Johnny) Wang
President and Chief Executive Officer

cc:	Portia Ku
Kurt Berney